UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM SD
Specialized Disclosure Report
PERRIGO COMPANY PLC
(Exact name of registrant as specified in its charter)

Ireland	001-36353	Not Applicable
(State or other jurisdiction	(Commission	(IRS Employer
of incorporation or organization)	File Number)	Identification No.)

Treasury Building, Lower Grand Canal Street, Dublin 2, Ireland		Not Applicable
(Address of principal executive offices)		(Zip Code)
Todd W. Kingma, telephone: +353 1 6040031
(Name and telephone number, including area code, of the person to contact in connection with this report.)
Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1 – Conflict Minerals Disclosure
Item 1.01 Conflict Minerals Disclosure and Report

As required by Rule 13p-1 of the Securities Exchange Act of 1934, Perrigo Company plc (“the Company”) conducted a review of its products to determine whether conflict minerals are necessary to the functionality or production of those products. As part of this review, the Company’s procurement, quality control, engineering, research and development and other groups reviewed bills of materials for possible inclusion in the Company’s products of conflict minerals or their known derivatives. The Company discovered that, for the period covering January 1 to December 31, 2013, limited products in its Nutritionals segment contained trace amounts of tin sourced from a single supplier.
The Company conducted a reasonable country of origin inquiry of that supplier, and the supplier certified to the Company that the tin did not originate in the Democratic Republic of the Congo or its adjoining countries.
This information is also publicly available at the Company’s website at www.perrigo.com. The content of any website referred to in this Form SD is included for general information only and is not incorporated by reference in this Form SD.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

PERRIGO COMPANY PLC

By:	/s/ Todd W. Kingma
Date:	May 28, 2014

Name:	Todd W. Kingma
Title:	Executive Vice President and General Counsel